

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

David Johnson
President
Hidden Ladder, Inc.
2803 Isle Street
Rocklin, CA 95765

> **Re:** **Hidden Ladder, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 22, 2010**
> **File No. 333-165685**

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated June 18, 2010 and the related revisions in your filing. Please also include an affirmative statement in the forepart of your prospectus stating clearly that your sole shareholder has no plans to enter into a change of control or similar transaction or to change your management.

Risk Factors, page 6

2. We note your response to comment five in our letter dated June 18, 2010 and the related revisions in your filing. We also note the following statement:

    - "Our operations may be sporadic and occur at times which are not convenient to Mr. Johnson, which may result in periodic interruptions or suspensions of our business plan. If these conditions occur, it may result in periodic

> interruptions in implementing the Company's plans in a timely manner," page 7.

Please revise. Please review your entire filing for compliance with comment five from our letter dated June 18, 2010.

Use of Proceeds, page 13

3. We note your response to comment eight from our letter dated June 18, 2010. We cannot seem to locate the updated section in your filing. Please revise or clarify. We reissue comment eight from our letter dated June 18, 2010.

Management's Discussion and Analysis, page 18

4. We note your statement on page 19 which does not appear to be applicable to your offering:

- "we have not generated any revenues and no revenues are anticipated until we begin marketing our service to customers. Accordingly, we must raise cash from sources other than revenues generated from the proceeds of loans we undertake."

Please clarify or revise. To the extent you have affirmatively decided to undertake loans, please enhance your disclosure in this regard.

Background of Officer and Director, page 24

5. We note your response to comment 11 from our letter dated June 18, 2010 and the related revisions in your filing. We further note Mr. Johnson's biography states he has had "extensive experience in the development of products for builders and end users." However, it is not clear how the position he held at Davis Electric and the position he currently holds involves product development. Please either include specific experience Mr. Johnson has had developing products for builders and end users or remove this reference from his biography.

Indemnification, page II-1

6. We note your response to comment 12 from our letter dated June 18, 2010 and the related revisions in your filing. We note section 5.01(7)(d) of Exhibit 3.2 of your Form S-1 filed on March 25, 2010 states indemnification will not be provided for "willful *misconduct*" while your filing references "willful *neglect*" (emphases added). Please clarify or revise.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeff Lamson
        Via Facsimile